CoStar Group, Inc.
______________________
1331 L Street, NW
Washington, DC 20005-4101
______________________
(202) 346-6500 local
(202) 346-6703 fax
(877) 739-0486 toll free fax
______________________
www.costar.com
NASDAQ: CSGP

July 16, 2013

VIA EDGAR AND EMAIL
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:    CoStar Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-24531

Dear Ms. Collins:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2012, filed on March 1, 2013 (the “Form 10-K”), the Company respectfully submits the following responses to the comments included in your letter dated July 2, 2013. Your comments are set forth below, followed by the Company's responses.

* * * * *

Comment

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Subscription-Based Services, page 35

1.
In the risk factor disclosures on page 18, you state that your success and revenues depend on attracting and retaining subscribers. Please tell us whether you considered disclosing the number of subscribers for each period and the average revenue per subscriber or explain to us why you do not believe this information would be meaningful to investors. Also, tell us what other metrics, aside from renewal and cancellation rates, you use in analyzing your business. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response

The Company respectfully advises the Staff that it considered disclosing the number of subscribers for each period and the average revenue per subscriber. As part of that process, the Company considered the guidance in Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835, each of which relates to the disclosure of the reasons for material year-to-year changes in financial statement line items. The Company has not disclosed the number of subscribers for each period and the average revenue per subscriber in its periodic filings because a wide range of contract rates exists among the numerous services provided by the Company. These contract rates are generally based on the number of sites, number of users, organization size, the client's business focus, geography and the number and type of services to which a client subscribes. For this reason, the Company believes that fluctuations in the number of subscribers and average revenue per subscriber are not material to investors and do not necessarily correlate as closely with the Company's revenue results and operating performance as do fluctuations in the trailing twelve-month contract renewal rate and cancellation rate for annual subscription-based services.

The Company disclosed the trailing twelve-month contract renewal rate and cancellation rate for annual subscription-based services on page 36 in the “Overview” section of Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Form 10-K because management believes these are the quantitative metrics that are most closely correlated with the Company's revenue results and are potential indicators of future revenue results. Therefore, management focuses on these metrics when evaluating the Company's operating performance. The Company believes these are the most meaningful metrics to its investors and has disclosed them in the Company's periodic filings and earnings releases. The Company also routinely discusses these metrics on its earnings conference calls.

Aside from renewal and cancellation rates, management may also look at subscription services revenue as a percentage of total revenue, annualized net new sales of subscription services and other operating or quantitative metrics in analyzing its business. The term “annualized net new sales of subscription services” refers to the annualized amount of change in the Company's sales resulting from new annual subscription contracts or upsales on existing annual subscription contracts, less write downs and cancellations, for the period reported. The Company believes subscription services revenue as a percentage of total revenue, annualized net new sales of subscription services and other operating or quantitative metrics that are discussed from time to time during quarterly earnings conference calls only provide ancillary information to the disclosure in the Company's periodic and current reports. Therefore, the Company did not disclose them in its periodic filing. The Company will continue to review these and other operating metrics as the business continues to develop and grow. If, in the future, other metrics are deemed to provide meaningful disclosure to investors or gain similar significance to the metrics that are currently disclosed, the Company expects to include those metrics in its MD&A in its future periodic filings.

Comment

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-25

2.
We note that you had foreign losses of approximately $13.0 million during the year ended December 31, 2012. We also note that your rate reconciliation includes an adjustment for foreign income taxes that appears to increase the tax benefit relating to these losses by $3.0 million and an adjustment to the valuation allowance that appears to decrease the tax benefit relating to these losses by $3.0 million. Please clarify whether you have recognized a full valuation allowance for the tax benefit associated with the $13.0 million foreign operating losses recognized in 2012 and how your rate reconciliation reflects this. As part of your response, please clarify the nature of any reconciling items that have been presented on a net basis and what consideration you gave to separate disclosure of these items as required by Rule 4-08(h) of Regulation S-X.

Response

The Company respectfully advises the Staff that it recognized a full valuation allowance for the tax benefit associated with the foreign operating losses recognized in 2012. The Company's rate reconciliation reflects the full valuation allowance through disclosure of the foreign tax benefit resulting from those losses (included in the line captioned “Foreign income taxes, net effect” in the rate reconciliation) and a corresponding increase in the valuation allowance (included in the line captioned “Increase in valuation allowance” in the rate reconciliation) as reported on page F-27 of the Form 10-K.

In the rate reconciliation, state income taxes are presented net of any federal tax effect and foreign income taxes are presented on a combined basis for all foreign jurisdictions. The Company respectfully advises the Staff that it separately presents all reconciling items which exceed five percent of the amount computed by multiplying the income before tax by the applicable statutory federal rate, as required by Rule 4-08(h) of Regulation S-X.

Comment

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-25

3.
We note your disclosure on page F-15 that you recorded $32.6 million of deferred income taxes, net in connection with the LoopNet acquisition. Please clarify the nature of these deferred taxes and how they are reflected in the deferred tax assets and liabilities disclosed in the table on page F-26. In this regard, we note that your deferred tax liability relating to intangibles increased by $55.5 million. Please clarify the composition of the other deferred tax assets and liabilities acquired.

Response

The Company respectfully advises the Staff that the $32.6 million of deferred income taxes, net recorded in connection with the LoopNet acquisition as reported on page F-15 of the Form 10-K reflects a balance as of April 30, 2012.  These deferred income taxes, net are comprised of deferred tax liabilities related to intangibles of $63.8 million, partially offset by deferred tax assets from net operating loss carryforwards of $28.9 million and other acquired assets and liabilities totaling $2.3 million which netted to the $32.6 million disclosed on page F-15 of the Form 10-K. Each component disclosed in the table on page F-26 of the Company's Form 10-K includes the December 31, 2012 balances of both the acquired deferred tax assets and liabilities from the LoopNet acquisition as well as the Company's other deferred tax assets and liabilities. The $55.5 million increase in the deferred tax liability relating to intangibles for the year ended December 31, 2012 described in the Staff's comment includes the $63.8 million deferred tax liabilities related to intangibles recorded in connection with the LoopNet acquisition on April 30, 2012 net of amortization through December 31, 2012.

Comment

Note 15. Employee Benefit Plans, page F-32

4.
We note that as of March 31, 2013, you reassessed the probability of achieving the performance condition associated with your February 2012 grant of restricted common stock and determined that it was probable that the performance condition would be met by the March 31, 2017 forfeiture date. As a result, you recorded a total of approximately $11.3 million of stock-based compensation expense for the three months ended March 31, 2013 related to these grants and expect to record an additional estimated unrecognized stock-based compensation expense of approximately $12.4 million during the remainder of 2013 and in 2014. Please clarify the factors that changed between December 31, 2012 and March 31, 2013, which resulted in your determination that it was now probable that the performance conditions would be met. As part of your response, please clarify whether there were significant changes in your actual performance results for the first quarter of fiscal 2013 as compared to the fourth quarter of fiscal 2012. In addition, we note from the disclosure in your Form 8-K filed on April 24, 2013, that forecasted non-GAAP income before income taxes will range between $95 million and $100 million for 2013. Please clarify why you do not consider it probable that the performance condition will be achieved in fiscal 2013. Please also tell us the authoritative accounting literature upon which you relied in accounting for these grants and determining the period over which to recognize the compensation expense.

Response

The Company respectfully advises the Staff that the consideration of whether it was probable that the performance condition was met as of December 31, 2012 and as of March 31, 2013 was based on multiple factors. On April 30, 2012 the Company completed its acquisition of LoopNet, the most significant transaction in the Company's history. While its revenues increased in 2012 as a result of this acquisition, the Company incurred significant costs in connection with both the acquisition and the integration of the two businesses which negatively impacted its EBITDA and overall financial results during 2012. EBITDA for the year ended December 31, 2012 was $60.2 million, which was significantly less than the $90 million EBITDA required to achieve the performance condition. In order to achieve the performance condition of $90 million of cumulative EBITDA over a period of four consecutive calendar quarters, the Company would have to average $22.5 million of quarterly EBITDA for four consecutive quarters, a quarterly EBITDA amount that the Company historically has never achieved. While the Company had realized cost and revenue synergies from the LoopNet acquisition, such synergies had not fully materialized in its financial results as of December 31, 2012, which was consistent with expectations, as the LoopNet acquisition was consummated only eight months earlier. For these reasons, the Company concluded as of December 31, 2012, that it was not yet probable that the performance condition would be met.

As of March 31, 2013, the Company was nearing the first anniversary of the LoopNet acquisition and the financial results of the first quarter of 2013 exceeded the Company's expectations. Those results reflected the Company's successful efforts to integrate LoopNet into the rest of its business, both in terms of cost and revenue synergies. Specifically, the Company achieved its cost synergy goal during the first quarter of 2013 due in part to the elimination of redundant or unnecessary expenses. The Company also experienced an increase in revenue synergies in excess of 25% during the first quarter of 2013 through the cross selling of each company's complementary services, which increased the Company's confidence in achieving future revenue synergies. As of March 31, 2013, the Company had also refocused LoopNet's operations on its core strength of marketing commercial properties on the internet and began to shift LoopNet's focus from monthly contracts to annual contracts, which the Company believes will further strengthen future revenue results.

Additionally, due in part to the continued high renewal rates, revenue in the first quarter of 2013 increased approximately $3.9 million compared to the fourth quarter of 2012, which significantly exceeded the Company's expectations and resulted in the highest quarterly revenue recorded in the Company's history. The Company's international business also achieved improved performance results for the first quarter of 2013 as international EBITDA improved by approximately 50% as compared to the fourth quarter of 2012. As a result of the Company's significant positive financial results in the first quarter of 2013, the Company updated its outlook for future financial performance for the remainder of 2013 and beyond, including increases in both revenue and EBITDA. The culmination of several consecutive quarters of strong financial results coupled with the specific accomplishments that occurred during the first quarter of 2013 as discussed above, increased the probability of continued high quarterly EBITDA results and growth, including achievement of the performance condition. As a result, as of March 31, 2013, the Company determined that it was probable that the performance condition associated with the performance based restricted stock grants would be achieved.

The Company acknowledges the Staff's reference to the forecasted non-GAAP income before income taxes in the range of $95 million and $100 million for 2013. The Company respectfully advises the Staff that the performance condition is based upon the Company's achievement of $90 million of cumulative EBITDA over a period of four consecutive calendar quarters without any adjustments. The non-GAAP income before income taxes performance measure described in the Staff's comment differs from EBITDA because it excludes stock-based compensation expense, acquisition and integration related costs and restructuring and related costs. These costs are included when calculating EBITDA. These costs were approximately $43.6 million to $46.7 million in the Company's guidance range for the period ended December 31, 2013.

The Company respectfully advises the Staff that it relied on Accounting Standards Codification (“ASC”) 718-10-25-20, Compensation - Stock Compensation, in accounting for these grants and began recognizing compensation cost when the achievement of the performance condition was deemed probable. Specifically, ASC 718-10-25-20 states “Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition-compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.” The Company deemed achievement probable as of March 31, 2013. Once achievement of the performance condition was deemed probable the Company relied on ASC 718-10-35-2 and 718-10-35-3, Compensation - Stock Compensation, to determine the period over which to recognize the compensation cost. That guidance requires the compensation cost for an award of share-based employee compensation classified as equity to be recognized over the requisite service period. As further stated in ASC 718-10-35-5, Compensation - Stock Compensation, the requisite service period may be explicit or it may be implicit, being inferred from an analysis of other terms in the award, including other explicit service or performance conditions.  The Company is recognizing the compensation expense over the implicit service period, the period beginning on the grant through the time that the performance condition is expected to be achieved and the recipients vest in their respective awards. In accordance with ASC 718-10-35-3, Compensation - Stock Compensation, the cumulative effect on current and prior periods of a change in the estimated number of instruments for which the requisite service is expected to be or has been rendered shall be recognized in compensation cost in the period of the change. Accordingly, in the quarter ended March 31, 2013, the period in which the Company's estimate changed, the Company recognized compensation expense of $11.3 million, based on its estimated implicit service period. The Company will reassess the probability of achieving the performance condition each reporting period until such time that the performance condition is achieved and the awards vest.

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission's position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing is responsive to your comments. The Company understands that you will be reviewing its responses and may have additional comments. If you have any questions concerning the Company's responses please feel free to contact the undersigned at (202) 336-6920 or via email at bradecki@costar.com or Jonathan Coleman at (202) 336-6997 or via email at jcoleman@costar.com.

Very truly yours,

/s/ Brian J. Radecki

Brian J. Radecki
Chief Financial Officer

cc:	Andrew C. Florance, Chief Executive Officer, CoStar Group, Inc.
Jonathan Coleman, General Counsel, CoStar Group, Inc.